EXHIBIT 99 (a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended June 30, 2009
Operating revenues	$10,540
Fuel, purchased power and delivery fees	(3,659)
Net gain from commodity hedging and trading activities	9,357
Operating costs	(1,538)
Depreciation and amortization	(1,655)
Selling, general and administrative expenses	(1,009)
Franchise and revenue-based taxes	(361)
Impairment of goodwill	(8,950)
Other income	77
Other deductions	(1,277)
Interest income	26
Interest expense and related charges	(4,357)

Loss before income taxes	(2,806)

Income tax expense	(2,277)

Net loss	(5,083)

Net loss attributable to noncontrolling interests	132

Net loss attributable to EFH Corp.	$(4,951)